

March 19, 2009

By facsimile to (509) 747-1770 and U.S. Mail

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Re: Charmed Homes Inc.
       Revised Preliminary Information Statement on Schedule 14C
       Filed March 4, 2009
       Annual Report on Form 10-K for the fiscal year ended January 31, 2008 and
       Subsequent Exchange Act Reports
       File No. 0-53285

Dear Mr. Quinn:

We reviewed the filings and have the comment below.

PreR14C

Number of Shares of Common Stock and Corporate Matters, page 4; Material Terms of the Common Stock, page 44

1.   Disclosure in the third bullet point on page 4 that the number of authorized shares of Charmed's common stock would remain at 200 million shares is inconsistent with disclosure in the financial statements on page 22 that Charmed has 100 million shares of common stock authorized. Please reconcile the disclosures on pages 4, 22, and 44.

2.   As appropriate, revise the second paragraph to state the number of shares of authorized but unissued shares of common stock after the reverse split. Note that if Charmed has 100 million shares of common stock authorized, there would not be 196,655,000 shares of authorized but unissued shares of common stock after the reverse split.

Information about the Merger, page 8

3.   Move the entire section relating to the merger to the forepart of the information statement so that it appears before the sections relating to approval of the amendment to the articles of incorporation and approval of the reverse stock split. Note that the summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A.

Summary of the Material Terms of the Merger, page 8

4.   Expand the third bullet point to state the number of replacement options and warrants that the former option and warrant holders of Iveda will receive in the merger. As appropriate, include this disclosure elsewhere in the document or provide cross reference to the disclosure here.

5.   Expand the fourth bullet point to state the amount of consideration that Messrs. Ian Quinn and Kevin Liggins will receive for the sale of five million pre-reverse split shares of Charmed's common stock to Iveda. As appropriate, include this disclosure elsewhere in the document or provide cross reference to the disclosure here.

Iveda, page 9

6.   Disclosure states that Iveda has provided security solutions to 27 customers as of the date of the information statement. Clarify whether Iveda is dependent on one or a few major customers.

7.   Disclosure states that Iveda has high fixed capital and operating costs and needs to continue to raise capital to increase its marketing budget and obtain significant additional customers to offset its fixed costs. Please disclose how long Iveda believes that it can continue to meet these costs and requirements with the $3.2 million that it has raised so far. If possible, provide some quantifying information about these costs and Iveda's need for additional funding, as well as possible sources of such funding, so that investors will have a better understanding of this disclosure.

8.   Provide the complete mailing address and telephone number of the principal executive offices of Iveda.

Accounting Treatment of the Merger, page 11

9.   You state that you followed the guidance of the United States Securities and Exchange
        Commission (SEC) Training Manual in accounting for your merger as a recapitalization
        of equity. Please remove the reference to the SEC and the training manual because this
        may imply to investors that the SEC has passed upon the accuracy or completeness of the
        disclosure.

General Terms of the Transaction, page 11

10.   Disclosure states that the securities to be issued in the merger transaction have not been
        registered under the Securities Act. Indicate the section of the Securities Act or the rule
        of the Commission under which exemption from registration is claimed. Tell us the facts
        relied upon to make the exemption available. See Item 701 of Regulation S-K. See also
        Rule 145 of the Securities Act.

Background and Reasons for the Offer and Subsequent Merger, page 11

11.   In the first paragraph, identify the registered broker-dealer who introduced Charmed and
        Iveda with a view to a possible merger between them.

12.   In the fourth paragraph, identify the outside counsel and the financial advisors of
        Charmed and Iveda.

13.   Rather than presenting merely a list of factors considered by the boards of directors of
        Charmed and Iveda, elaborate on each of the bullet points as necessary for investors to
        understand how consideration of each of the listed factors impacted the determinations of
        the boards of directors of Charmed and Iveda that the merger is fair to and in the best
        interests of the companies and their shareholders and to approve the merger. For
        example:

        - In the first bullet point, describe and explain the strategic benefits of the merger.
          Explain what the combined company will look like going forward. To the extent
          practicable, include quantitative data on the known or anticipated benefits of the
          merger if the boards considered such data.

        - In the second bullet point, explain how the various components of information
          informed the boards' determination and approval.

        - In the third and seventh bullet points, include a meaningful discussion and
          analysis of management's view of the financial condition, results of operations,

and businesses of Charmed and Iveda before and after giving effect to the merger and management's view of the prospects of Charmed and Iveda with and without the merger.

- In the fourth bullet point, provide the quantitative data on the historical market prices of Charmed's common stock that the boards considered.

- In the fifth bullet point, please elaborate on how the boards analyzed the relationship between the pre-merger and projected post-merger value of Charmed's common stock and the consideration to be paid to shareholders of Charmed in the merger. Disclose any items that were material to their analysis, and the assumptions underlying any post-merger value that they considered.

- In the eighth bullet point, describe and explain any strategic alternatives available other than the potential to enter into strategic relationships and alliances with third parties. Explain how each of any strategic alternatives available informed the boards' determination and approval. Further, indicate whether and how the potential to enter into strategic relationships and alliances with third parties was explored and, if not, explain why.

- In the ninth bullet point, describe the boards' assessment of market demands and future customer requirements and the associated development resources needed to satisfy these requirements. To the extent practicable, include quantitative data on the known or anticipated development resources needed.

- In the tenth bullet point, describe and explain the effects of the merger on Iveda's customers, suppliers, and employees. If there are positive and negative effects, describe and explain both positive and negative effects.

- In the twelfth bullet point, explain the effects of the unavailability of private equity and venture capital financing on the companies. Since Iveda believes that potential benefits of the merger include anticipated broker support of the surviving company and the potential for more favorable long term debt financing, expand the disclosure to provide sufficient support for these beliefs.

14. Balance the disclosure in this section with a discussion and analysis of the risks to Charmed Homes and Iveda of engaging in the merger transaction. In this regard, please clarify whether either or both of the boards considered any factors that did not weigh in favor of this transaction for either company.

15.   For any interests of directors and executive officers of Iveda, not only describe but also quantify all the interests for each person individually, including shares to be exchanged for shares of Charmed's common stock, cash received in lieu of any fractional shares of common stock, replacement options and warrants received to purchase shares of Charmed's common stock, and cash payments under any employment, retention, severance, or directorship agreements. See Item 5 of Schedule 14A. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

16.   Disclosure indicates that Charmed is a Nevada corporation and that Iveda is a Washington corporation. Explain any material differences between the rights of securityholders of Iveda and the rights of securityholders of Charmed.

17.   Indicate whether there are any federal or state regulatory requirements related to the merger. If so, state the status of the compliance or approval. See Item 14(b)(5) of Schedule 14A.

Federal Income Tax Considerations, page 18

18.   In the second paragraph's first sentence, identify Iveda's counsel.

The Merger Agreement, page 19

19.   Notwithstanding the disclaimers relating to the representations and warranties contained in the merger agreement, Charmed and Iveda are responsible for considering whether additional specific disclosures in the information statement are required to put into context information about the representations and warranties so that the information in the information statement is not misleading. Please confirm your understanding.

Special Note Regarding Forward-Looking Statements, page 19

20.   We note the disclaimer "We do not assume responsibility for the accuracy and completeness of these statements." Revise to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the information statement.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters, page 20

21.   It is unclear why the range of the high and low last reported bid prices is reflected as "N/A." Please revise or advise.

Interest of Certain Persons in Matters to be Acted Upon, page 44

22. Revise the disclosure to state the amount of consideration that Messrs. Ian Quinn and Kevin Liggins will receive for the sale of five million pre-reverse split shares of Charmed's common stock to Iveda. See Item 5 of Schedule 14A.

Where You Can Find Additional Information, page 45

23. Include the Commission's filing number for filings made by Charmed under the Exchange Act.

IntelaSight, Inc.

For the Fiscal Year Ended December 31, 2008

General

24. We note that you have included the financials statements of IntelaSight in the appendix of your document. Please amend your filing to include them in the body of your Schedule 14C.

Management's discussion and analysis of financial condition and results of operations

25. Please amend your filing to include the required information pursuant to Item 17(b) of Form S-4. Item 17(b) of Form S-4 requires that you include a management's discussion and analysis of financial condition and results of operations for IntelaSight. In your amended filing please address the following in your MD&A analysis:

- Please provide a robust discussion that identifies and quantifies the key drivers that led to the significant increase in accounts receivable when sales slightly decreased year over year. Further discuss the impact your increase in receivables as well as the increase in deposits had on liquidity throughout 2008.

- Please revise your filing to discuss the nature of the deposits recorded during 2008, your basis for capitalizing, your method of amortization, and how you assess recoverability of these deposits.

- Please separately discuss the results of operations for equipment and installation sales and monitoring services in your analysis. Your analysis should identify and quantify the factors causing the decrease in equipment and installation sales and the increase in monitoring services.   Please discuss whether these trends in sales are expected to continue in future periods.

- We note that operating expenses increased 85% from 2007 to 2008. Please include a robust analysis of your operating expenses that identifies the nature of the costs included and quantifies the factors that led to the material increase in operating expenses. Your analysis should address management's expectation whether this trend will continue in future periods.

- Ensure that you discuss in your liquidity section the concentration of customer sales that you had for 2008 and 2007. Your current disclosure states that two customers represented 17% and 13% of total revenues for 2007. Please disclose the amount that these customers contributed to sales in 2008 and the impact that the loss of any one of these customers would have on operations and liquidity.

- Discuss the most recent economic events and its impact on your business. Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position, and liquidity. This disclosure should provide detailed information on your operations, your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management, and other detailed information. Your liquidity discussion should address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance.

Note 8 Stock Warrants

26. You issued warrants over the past three years and indicate that the fair value is recognized as expense on a straight line basis over the vesting period. Please tell us and disclose how your accounting for and classification of the warrants complies with EITF 00-19.

Note 8 Income Taxes

27.   We note you that have a deferred tax asset of $558K as of December 31, 2008 and 2007. We note that you reported negative cash flows from operating activities, an accumulated deficit, and net losses for the two years ended December 31, 2008, and 2007 and net operating losses that will soon begin to expire. Given these negative indicators, please tell us how you determined that it was more likely than not that you would be able to utilize your deferred tax asset. Refer to paragraph 23 of SFAS 109 for guidance.

Audit Report

28.   In your letter dated March 4, 2009, you request a waiver of the audit requirement for the year ending December 31, 2008. You state that the financial statements for the year ending December 31, 2007 were audited. However, an audit report has not been included in your information statement. Please revise to include the audit report or tell us why including it is not necessary. Also, tell us if the auditors that performed the 2007 audit are the same auditors that are currently performing the 2008 audit. Also, we note that audited 2008 financial statements will be provided in the Form 8-K filed upon closing of the merger. Given the proximity of your merger deadline, please provide us an update on the status of the 2008 audit and an explanation of how this affects your ability to provide audited financial statements in the information statement.

8-K dated January 8, 2009 and filed January 14, 2009

29.   It appears that the articles of merger, the stock option plan, and the stock purchase agreement which are exhibits A, B, and C to the merger agreement may include information material to an investment decision. Please file by amendment to the 8-K exhibits A, B, and C to the merger agreement.

30.   Include in future filings an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Closing

        As appropriate, please file a revised preliminary proxy statement and respond to the comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide in writing a statement from each of Charmed and Iveda acknowledging that:

- Charmed and Iveda are responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- Charmed and Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Conrad C. Lysiak, Esq.

The Law Office of Conrad C. Lysiak P.S.
601 West First Avenue, Suite 903
Spokane, WA 99201

Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Avenue, Suite 1400
Phoenix, AZ 85012-2600